Contact

www.linkedin.com/in/radugrama
(LinkedIn)
radu.grama.name (Blog)

Top Skills

Full-Stack Development

Solution Architecture

Cloud Computing

Languages

Spanish (Limited Working)

French (Elementary)

Romanian (Native or Bilingual)

English (Native or Bilingual)

Certifications

Learning Functional Programming
with JavaScript ES6+

Building APIs with LoopBack

Learning NgRx

Publications

Deliver SharePoint Apps On Non-
Microsoft platforms - Lessons
Learned from the Trenches

Radu Grama

Senior Software Engineer at Hopper

Greater Tampa Bay Area

Summary

I am an experienced Solutions Architect, with an extensive history
of working in technology for companies in various industries, and
ranging from start-ups to Fortune 50s.

I am a technology zealot who thrives on creating, learning and
teaching new technologies.

My passions: Cloud computing and mobile, uncovering the amazing
opportunities created by them and empowering my customers
through masterfully crafted software.

Experience

Hopper
Senior Software Engineer
January 2022 - Present (4 months)

BloomCatch
Chief Technology Officer
February 2020 - Present (2 years 3 months)

Responsible for devising the strategy and facilitating the implementation of all
technical components of the BloomCatch app and other products.

CommerceHub
Senior Software Engineer II
October 2021 - January 2022 (4 months)

PwC
Technical Lead
August 2019 - November 2021 (2 years 4 months)
Greater Tampa Bay Area

Full-stack tech lead specializing in technologies that include MEAN stack
(Angular, MongoDB, Node.js, NestJS), Azure, GCP, NgRx, RabbitMQ, and
Redis.

Crayon
Lead Software Developer
January 2019 - August 2019 (8 months)
Greater Tampa Bay Area

Full-stack lead software developer specializing in technologies that include
MEAN + MERN stacks (Angular + React, MongoDB, Node.js, NestJS), Azure,
AWS, Box Platform, NgRx, Redux.

Mercer
Solutions Architect
November 2015 - January 2019 (3 years 3 months)
Greater Tampa Bay Area

Full-stack solutions architect specializing in technologies that include MEAN
stack (Angular), .NET, NgRx, SQL Server.

Responsibilities:

* Lead select individual development efforts on most complex, larger scope
projects: provide product architecture, develop project plans/scope, track
progress, provide project direction to development team staff while reviewing
team members' work.

* Lead development of source code, including descriptions, for all software
components in accordance with the software requirements specification, the
functional design and technical design documents

* Provide continuous technical leadership and ownership of the applications
architecture throughout the SDLC process; provide technical direction to
development by researching and suggesting new technology offerings to team;
produce a detailed technical specification for application development and
integration requirements; provide technical support to internal and external
clients on existing problems escalated from call support center; provides
support on most complex, urgent and technically challenging issues not
resolved by junior software developers.

* Develop cost and time estimates associated with project and makes
decisions or escalates problems to appropriate resource if project is off
timeline.

Microsoft Corporation
Premier Field Engineer
March 2006 - May 2014 (8 years 3 months)
Dallas-Fort Worth Metroplex

Roles: Premier Field Engineer, Escalation Engineer, Support Escalation
Engineer, Support Engineer.

Responsibilities:

* Drive the architecture, design, development, implementation, and operation/
operation procedure of complex end-to-end SharePoint solutions for Fortune
500 enterprises and large government agencies.

* Diagnose complex customer scenarios in a systematic manner, engage with
the customer IT and business groups in order to provide recommendations
that support the customer's working environment and technology strategies.

* Troubleshoot or coordinate the troubleshooting of complicated product issues
by reviewing and debugging the SharePoint code and collaborating with the
Microsoft SharePoint product group and business group, in order to develop
product fixes.

* Develop training material, deliver training material, and actively mentor on
SharePoint, SQL Server, coding and debugging.

Vertrue, Inc.
Software Engineer
June 2001 - March 2006 (4 years 10 months)
Omaha, Nebraska, United States

Responsibilities:

* Architect, design and develop a rewards system; convert externally
developed components for rewards system into an internal product, re-
architect, adapt, and integrate with existing enterprise systems; design and
develop enterprise shopping cart, integrate with e-commerce website, IVR
system, and existing enterprise systems; integrate off-the-shelf warehouse
management solution with existing enterprise systems.

* Architect, design and develop shipping system.

* Support and improve existing WMS implementation.

———

Education

Technical University of Cluj Napoca
Bachelor of Science - BS, Computer Science